               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*

                    GP STRATEGIES CORPORATION
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                            36225V104
                         (CUSIP Number)

                         Eugene Fox, III
             c/o Cardinal Capital Management, L.L.C.
                        One Fawcett Place
                  Greenwich, Connecticut  06830
                         (203) 863-8982
          (Name, Address and Telephone Number of Person
        Authorized To Receive Notices and Communications)

                         August 15, 2001
     (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

    NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7 for other parties to whom copies are to be sent.

-----------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.     88221T104

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Cardinal Capital Management, L.L.C.


2.  Check the appropriate box if a member of a group

    a.
    b.


3.  SEC Use Only


4.  SOURCE OF FUNDS

         WC


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) of 2(e)


6.  Citizenship or Place of Organization

         U.S.


7.  Sole Voting Power

         309,700


8.  Shared Voting Power




9.  Sole Dispositive Power

         890,300


10. Shared Dispositive Power

         0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         890,300


12. Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares*

         X

13. Percent of Class Represented by Amount in Row (11)

         7.2%


14. Type of Reporting Person*

         IA, OO

    *See instructions before filling out

         The purpose of this Amendment No. 1 is to report that

the ownership of Cardinal Capital Management, L.L.C. in the

Common Stock of GP Strategies Corporation has decreased by more than 1% of the total outstanding shares since the date of the original filing on Schedule D.  The Ownership of GP Strategies

Corporation has decreased from 9.2% to 7.2% of the total

outstanding shares.

Item 1.  SECURITY AND ISSUER

         This statement relates to shares of common stock (the

"Common Stock") of GP Strategies Corporation ("GP").  GP's

principal executive office is located at 9 West 57th Street, New

York, New York 10019.

Item 2.  IDENTITY AND BACKGROUND

         No change.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As of the date hereof, Cardinal may be deemed to

beneficially own 890,300 shares of GP's Common Stock.  The Common

Stock is held by private investment partnerships to which

Cardinal serves as general partner and various managed accounts

(together, the "Clients") to which Cardinal serves as investment manager.  The funds for the purchase of Common Stock held by the

Clients came from the Clients' respective funds.  Mr. Eugene Fox,

III and Mr. Robert Kirkpatrick, portfolio managers of Cardinal,

and Ms. Minella are also the beneficial owners of the Common

Stock held in their personal accounts or in the accounts of family members as follows: Ms. Minella, 13,000 shares; Mr. Fox,

200 shares; and Mr. Kirkpatrick, 6,000 shares.  The total cost for the Common Stock held by Cardinal and Ms. Minella, Mr. Fox and Mr. Kirkpatrick (the "Individual Investors") is $8,675,576.

No borrowed funds were used to purchase the Common Stock, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.  PURPOSE OF TRANSACTION

         The 909,500 shares of Common Stock were acquired for

investment purposes.  Cardinal may acquire additional shares of

Common Stock, dispose of all or some of those shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold those shares.

         Cardinal does not have any present plans or proposals

that relate to, or would result in, any of the actions enumerated in Item 4 of Schedule 13D.  However, Cardinal reserves the right to discuss company business with management, make proposals to management and/or take other actions to influence the management of GP should it deem such actions appropriate.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

         As of the date hereof, Cardinal may be deemed to be the

beneficial owner of 890,300 shares of GP's Common Stock,

constituting 7.2% of the outstanding shares of GP's Common Stock based upon 12,352,594 shares outstanding as of June 30, 2001, according to GP's most recent Form 10-Q. Cardinal has the power to vote or direct the vote of 309,700 shares of GP Common Stock to which this filing relates.  Cardinal has the power to dispose of and direct the disposition of 890,300 shares to which this filing relates.  Pursuant to Rule 13d-4, Cardinal disclaims

beneficial ownership of the shares of GP Common Stock

beneficially owned by each of Ms. Minella, Mr. Fox and

Mr. Kirkpatrick.

         In the aggregate, the Individual Investors are the

beneficial owners of 19,200 shares of the Common Stock which represents less than 1% of the shares of GP outstanding (.0015%).

As of the date hereof, Ms. Minella is the beneficial owner of

13,000 shares of GP Common Stock, constituting less than 1% of the shares outstanding as of June 30, 2001.  Ms. Minella has the power to vote or direct the vote of, and to dispose of or direct the disposition of, the 13,000 shares of GP Common Stock.

         As of the date hereof, Mr. Fox is the beneficial owner

of 200 shares of GP Common Stock, constituting less than 1% of the shares outstanding as of June 30, 2001.  Mr. Fox has the power to vote or direct the vote of, and to dispose of or direct the disposition of, 200 shares of GP Common Stock.

         As of the date hereof, Mr. Kirkpatrick is the beneficial

owner of 6,000 shares of GP Common Stock, constituting less than

1% of the shares outstanding as of June 30, 2001.  Mr.

Kirkpatrick has the power to vote or direct the vote of, and to dispose of or direct the disposition of, 6,000 shares of GP

Common Stock.

         The trading dates, number of shares purchased or sold

and price per share for all transactions in the Common Stock during the past 60 days by the person listed in Item 1 are set forth on Schedule A, and were all effected in broker

transactions.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF
         THE ISSUER

         No change.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.

         Signature

         After reasonable inquiry and to the best of his

knowledge and belief, the undersigned certifies that the

information set forth in this statement is true, complete and correct.



August 22, 2001



                             Cardinal Capital Management, L.L.C.

                             /s/ Eugene Fox, III
                             -----------------------------------
                             Name:  Eugene Fox, III
                             Title:  Managing Director

                           SCHEDULE A

               CARDINAL CAPITAL MANAGEMENT, L.L.C.
                  TRANSACTIONS IN COMMON STOCK

  DATE OF                 NUMBER OF                   PRICE PER
TRANSACTION               SHARES SOLD                   SHARE

7/31/01                    23,500                       4.44
8/01/01                    17,200                       4.48
8/15/01                    85,500                       5.05
8/16/01                   100,000                       4.91









































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